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                                [RPM LETTERHEAD]




                                 March 21, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Ms. Pamela A. Long
                  Division of Corporate Finance

                  Re:      RPM International Inc.
                           Registration Statement on Form S-4
                           File No. 333-120536

Dear Ms. Long:

                  RPM International Inc. (the "Company") hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m. on March 23, 2005, or as soon as practicable thereafter. The Company withdraws its earlier acceleration request filed with the Commission on March 17, 2005.

                  The Company acknowledges that:

                      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not



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Ms. Pamela A. Long
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2005
Page 2


                               relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               RPM International Inc.

                                               /s/ P. Kelly Tompkins

                                               P. Kelly Tompkins
                                               Senior Vice President,
                                               General Counsel and Secretary